

ALLGREEN PROPERTIES LIMITED

03 JUL 15 AM 7:21

File No. 82-4959

File No. 82-4959

Date: -1 JUL 2003



03024578

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

SUPPL

PROCESSED
JUL 17 2003
THOMSON
FINANCIAL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully



ISOO TAN
COMPANY SECRETARY

enc



1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

File No. 82-4959

MASNET No. 30 OF 01.07.2003
Announcement No. 30

ALLGREEN PROPERTIES LIMITED

INCREASE IN AUTHORISED AND PAID UP SHARE CAPITAL OF SUBSIDIARY COMPANY

The Company wishes to announce that its wholly-owned subsidiary, Rufiji Pte Ltd ("Rufiji"), has on 30 June 2003 increased its authorised and paid up share capital from S$100,000 and S$2, to S$5,000,000 and S$2,000,000 respectively, by the issuance and allotment of 1,999,998 ordinary shares of S$1 each in the capital of Rufiji to the Company.

Submitted by Ms Isoo Tan, Company Secretary on 01/07/2003 to the SGX